Lifeway Foods, Inc.
6431 W. Oakton         Morton Grove, IL 60053
    Phone: (847) 967-1010      Fax: (847) 967-6558     E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

December 9, 2014

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:
Lifeway Foods, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2013 Filed October 3, 2014

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended
June 30, 2014 Filed October 3, 2014

Response Letter Dated October 3, 2014

File No. 000-17363

Dear Mr. Schwall:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated November 7, 2014.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Distribution, page 6

1.   We note your response to comment 2 in our letter dated September 5, 2014 and your disclosure on page 6 that you “do not generally enter into written agreements with (your) distributors.”  Please tell us whether you have entered into a written customer agreement with United Natural Foods, Inc.  If so, please file the written agreement as an exhibit to your amended filing.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company has not entered into an agreement with United Natural Foods, Inc. pursuant to which United is required to buy or the Company is required to sell. There is an agreement between the two parties governing timing of payment of invoices, if any, and the availability of a discount to United to the price of goods purchased, if any, at the time that goods are purchased. The Company does not believe that this agreement is material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,  page 15

Results of Operations

2.   We have reviewed the disclosure you revised in your amended Form 10-K and Form 10-Q to address comments 4, 5 and 6 in our letter dated September 5, 2014 regarding the period over period changes in your results of operations.  We continue to believe you should separately quantify the dollar impact of each material causal factor of the change, including any offsetting factors.  In a supplemental response, please provide us with an explanation that quantifies the following:

•           Gross sales – the dollar impact of changes in prices, volumes, introduction of new products, or other, as applicable.

•           Cost of goods sold – the dollar impact of the changes attributable to higher milk prices and increased volume purchased, as applicable

•           Selling expenses – the dollar impact of each material causal factor of the change with greater specificity, as applicable.

•           General and administrative. – the dollar impact of each material causal factor of the change with greater specificity, as applicable.

RESPONSE:

The Company has included below an explanation separately quantifying the above items requested except that there was no material change to general and administrative expenses in the three months ended June 30, 2014 when compared to the three months ended June 30, 2013. Accordingly, there were no material causal factors of change to discuss.

Comparison of Three-Months Ended June 30, 2014 to Three-Months Ended June 30, 2013

Total consolidated net sales increased by $6,487,527 (approximately 28%) to $29,545,411 during the three-month period ended June 30, 2014 from $23,077,884 during the same three-month period in 2013, primarily as a result of a $6,755,990 (approximately 26%) increase in total consolidated gross sales to $32,594,048 during the three-month period ended June 30, 2014 from $25,838,058 during the same three-month period in 2013, offset by an increase in discounts and allowances during the three-month period ended June 30, 2014 as compared to the same three-month period in 2013. The increase in total consolidated gross sales included approximately $5,798,169 from an increase in volume of products sold and approximately $977,821 from an increase in prices of products sold.

The following table summarizes our cost of goods sold, excluding depreciation expense:

	Three Months Ended June 30,
	2014	2013
Purchases	$14,714,737	$10,274,556
Testing	13,145	15,118
Supplies	371,637	166,624
Salaries production	2,221,464	1,652,448
Contract work	77,567	25,536
Freight	2,954,847	2,243,857
Delivery expense	78,229	78,128
Outside services	19,976	--
Uniform	12,783	5,145
Sales and use tax	3,561	18
Labor and overhead	964,678	597,031
Cost of goods sold	$21,432,624	$15,058,461

Cost of goods sold, excluding depreciation expense, increased by $6,374,163 (approximately 42%) to $21,423,624 during the three-month period ended June 30, 2014 from $15,058,461 during the same three-month period in 2013. This increase is  primarily a result of increases in purchases, salaries production, freight and labor and overhead.

Purchases increased $4,440,181 (approximately 43%) to $14,714,737 during the three-month period ended June 30, 2014 from $10,274,556 during the same three-month period in 2013. The increase in purchases included approximately $2,363147 from an increase in volume of purchases and $2,077,034 from increases in prices of products purchased.

Salaries production increased $569,016 (approximately 34%) to $2,221,464 during the three months ended June 30, 2014 from $1,652,448 during the same three-month period in 2013 primarily as a result of additional salaries of employees hired at the Wisconsin facility purchased in July 2013.

Freight increased $710,990 (approximately 32%) to $2,954,847 during the three-month period ended June 30, 2013 from $2,243,857 during the same three-month period in 2013 primarily as a result of an increase in the volume of our products sold and shipped.

Labor and overhead increased $367,647 (approximately 62%) to $964,678 during the three-month period ended June 30, 2014 from $597,031 during the same three-month period during 2013 primarily as a result of additional costs incurred in connection with the Wisconsin facility purchased July 2013.

The following table summarizes our selling expenses:

	Three Months Ended June 30,
	2014	2013
Salesperson commissions	$799,104	$483,219
Advertising	1,006,015	701,977
Salaries	1,334,037	1,185,880
Promotions payable	131,552	81,542
Travel	423,113	407,217
Contract work	--	16,800
Selling expense	$3,693,821	2,876,635

Selling expenses increased by $817,186 (approximately 28%) to $3,693,821 during the three-month period ended June 30, 2014 from $2,876,635 during the same period in 2013.  This increase resulted primarily from increases in salesperson commissions, advertising and salaries.

Salesperson commissions increased $315,885 (approximately 65%) to $799,104 during the three-month period ended June 30, 2014 from $483,219 during the same three-month period in 2013 primarily as a result of an increase in volume of products sold.

Advertising increased $304,038 (approximately 43%) to $1,006,015 during the three months ended June 30, 2014 from $701,977 during the same three-month period in 2013 primarily as a result of the purchase of a greater volume of advertisements purchased.

Salaries increased $148,157 (approximately 12%) to $1,334,037 during the three-month  period ended June 30, 2014 from $1,185,880 during the same three-month period in 2014 primarily as a result of additional employees hired in connection with the purchase of the Wisconsin facility in July 2013.

Comparison of Six-Month Period Ended June 30, 2014 to Six-Month Period Ended June 30, 2013

Total consolidated net sales increased by $11,232,207 (approximately 24%) to $58,697,122 during the six-month period ended June 30, 2014 from $47,464,915 during the same six-month period in 2013, primarily as a result of a $11,226,515 (approximately 21%) increase in total consolidated gross sales to $64,655,195 during the six-month period ended June 30, 2014 from $53,428,680 during the same six-month period in 2013, and to a lesser extent, fewer discounts and allowances. The increase in total consolidated gross sales included approximately $9,654,803 from an increase in volume of products sold and approximately $1,571,712 from an increase in prices of products sold.

The following table summarizes our cost of goods sold, excluding depreciation expense:

	Six Months Ended June 30,
	2014	2013
Purchases	$30,188,856	$21,252,221
Testing	21,458	20,993
Supplies	659,845	329,910
Salaries	4,368,422	3,234,118
Contract work	90,556	81,893
Freight	5,781,180	4,322,368
Delivery expense	161,453	148,275
Outside services	35,313	--
Uniform	24,718	15,698
Sales and use tax	5,143	606
Vendor payment discounts	--	(113)
Labor and overhead	1,777,591	1,201,407
Cost of goods sold	43,114,535	30,607,446

Cost of goods sold, excluding depreciation expense, increased by $12,507,089 (approximately 41%) to $43,114,535 during the six-month period ended June 30, 2014 from $30,607,446 during the same six-month period in 2013. This increase is  primarily a result of increases in purchases, salaries, freight and labor and overhead.

Purchases increased by $8,936,635 (approximately 42%) to $30,118,856 during the six-month period ended June 30, 2014 from $21,252,221 during the same six-month period in 2013 primarily as a result of the increase in volume of goods produced.  The increase in purchases included approximately $4,144,183 from an increase in volume of purchases and $4,792,451 from increases in prices of products purchased.

Salaries increased $1,134,304 (approximately 35%) to $4,368,422 during the six-month period ended June 30, 2014 from $3,234,118 during the same six-month period in 2013 primarily as a result of additional salaries of employees hired at the Wisconsin facility purchased in July 2013.

Freight increased $1,458,812 (approximately 34%) to $5,781,180 during the six-month period ended June 30, 2014 from $4,322,368 during the same six-month period in 2013 primarily as a result of an increase in the volume of our products sold and shipped.

Labor and overhead increased $576,184 (approximately 48%) to $1,777,591 during the six-month period ended June 30, 2014 from $1,201,407 during the same six-month period in 2013 additional costs incurred in connection with the Wisconsin facility purchased July 2013.

The following table summarizes our selling expenses:

	Six Months Ended September 30,
	2014	2013
Salesperson commissions	$1,333,796	$893,852
Advertising	1,818,939	1,308,306
Salaries	2,938,190	2,500,409
Promotions payable	204,433	110,282
Travel	872,058	701,376
Freight out	508	--
Demos	5,585	--
Sponsorship	--	69
Selling expense	$7,173,509	$5,514,354

Selling expenses increased by $1,659,155 (approximately 30%) to $7,173,509 during the six-month period ended June 30, 2014 from $5,514,354 during the same six-month period in 2013.  This increase resulted primarily from increases in salesperson commissions, advertising and salaries.

Salesperson commissions increased $439,944 (approximately 49%) to $1,333,796 during the six-month period ended June 30, 2014 from $839,852 during the same six-month period in 2013 primarily as a result of an increase in volume of products sold.

Advertising increased $510,633 (approximately 39%) to $1,818,939 during the six-month period ended June 30, 2014 from $1,308,306 during the same six-month period in 2013 primarily as a result of the purchase of a greater volume of advertisements purchased.

Salaries increased $437,781 (approximately 18%) to $2,938,190 during the six-month period ended June 30, 2014 from $2,500,409 during the same six-month period in 2013 primarily as a result of additional employees hired in connection with the purchase of the Wisconsin facility in July 2013.

The following table summarizes our general and administrative expenses.

	Six Months Ended June 30,
	2014	2013
Employee expenses	$1,813,087	$1,572,325
Rent	150,566	175,209
Equipment lease	3,194	2,337
Auto expense	49,277	20,876
Office supplies	141,472	68,358
Professional fees	1,380,029	1,447,630
Permits and licenses	131,662	148,527
Telephone expense	56,892	39,335
Facilities	448,227	275,443
Tax	71,449	57,941
Miscellaneous	241,972	147,444
General and administrative expense	4,487,827	3,955,425

General and administrative expenses increased $532,402 (approximately 13%) to $4,487,827 during the six-month period ended June 30, 2014 from $3,955,425 during the same six-month period in 2013.  The increase is primarily a result of increases in employee salaries, facilities expenses and miscellaneous.

Employee expenses increased $240,762 (approximately 15%) to $1,813,087 during the six-month period ended June 30, 2014 from $1,572,325 during the same six-month period in 2013 primarily as a result of additional employees hired in connection with the Wisconsin facility purchased in July 2013.

Facilities expenses increased $172,784 (approximately 63%) to $448,227 during the six-months ended June 30, 2014 from $275,443 during the same six-month period in 2013 primarily as a result of additional costs of maintenance of facilities at the Wisconsin facility purchased in July 2013.

Miscellaneous increased $94,528 (approximately 64%) to $241,972 during the six-month period ended June 30, 2014 from $147,444 during the same period ended June 30, 2013 primarily as a result of an increase to the bad debt reserve associated with the increase in accounts receivables.

Comparison of Twelve-Months Ended December 31, 2013 to Twelve-Months Ended December 31, 2012

Total consolidated net sales increased by $16,172,877 (approximately 20%) to $97,524,142 during the twelve-month period ended December 31, 2013 from $81,351,265 during the same twelve-month period in 2012, primarily as a result of a $19,212,087 (approximately 21%) increase in total consolidated gross sales to $89,754,007 during the twelve-month period ended December 31, 2013 from $108,966,094 during the same twelve-month period in 2012, offset by an increase in discounts and allowances in fiscal year 2013 as compared to fiscal year 2012. The increase in total consolidated gross sales resulted solely from an increase in volume of products sold.

The following table summarizes our cost of goods sold, excluding depreciation expense:

	Fiscal Year Ended December 31,
	2013	2012
Purchases	$47,144,509	$37,858,216
Testing	37,363	71,424
Supplies	780,016	626,920
Salaries	7,936,107	5,923,561
Contract work	67,837	4,200
Freight	9,267,530	5,330,508
Delivery expense	292,736	1,104,421
Outside services	20,760	126,505
Uniform	24,515	479
Sales and use tax	29,384	287
Vendor payment discounts	(111)	(554)
Labor and overhead	2,674,028	2,052,224
Cost of goods sold	68,274,674	53,098,191

Cost of goods sold, excluding depreciation expense, increased by $15,176,483 (approximately 29%) to $68,274,674 during the twelve-month period ended December 31, 2013 from $53,098,191 during the same twelve-month period in 2012. This increase is  primarily a result of increases in purchases, salaries, freight and labor and overhead partially offset by decreases in delivery expense and outside services.

Purchases increased by $9,286,293 (approximately 25%) to $47,144,509 during the twelve-month period ended December 31, 2013 from $37,858,216 during the same twelve-month period in 2012 primarily as a result of the increase in volume of goods produced.  The increase in purchases included approximately $7,950,225 from an increase in volume of purchases and $1,336,067 from increases in prices of products purchased.

Salaries increased $2,012,546 (approximately 34%) to $7,936,107 during the twelve-month period ended December 31, 2013 from $5,923,561 during the same twelve-month period in 2012 primarily as a result of additional salaries of employees hired at the Wisconsin facility purchased in July 2013.

Freight increased $3,937,022 (approximately 74%) to $9,267,530 during the twelve-month period ended December 31, 2013 from $5,330,508 during the same twelve-month period during 2012 primarily as a result of an increase in the volume of our products sold and shipped.

Labor and overhead increased $621,804 (approximately 30%) to $2,674,028 during the twelve-month period ended December 31, 2013 from $2,052,224 during the same twelve-month period ended December 31, 2012 primarily as a result of additional costs incurred in connection with the Wisconsin facility purchased July 2013.

The following table summarizes our selling expenses:

	Fiscal Year Ended December 31,
	2013	2012
Salesperson commissions	$1,989,409	$1,293,267
Advertising	2,438,560	2,417,516
Salaries	4,950,481	5,384,946
Promotions payable	247,062	262,282
Travel	1,633,090	1,288,933
Freight out	210	250
Sponsorship	69	--
Contract work	37,500	56,786
Selling expense	11,296,381	10,703,980

Selling expenses increased by $592,401 (approximately 5%) to $11,296,381 during the twelve-month period ended December 31, 2013 from $10,703,980 during the same month period in 2012.  This increase resulted primarily from increases in salesperson commissions and travel offset by a decrease in salaries.

Salesperson commissions increased $696,142 (approximately 54%) to $1,989,409 during the twelve-month period ended December 31, 2013 from $1,293,267 during the same twelve-month period in 2012 primarily as a result of an increase in volume of products sold, as well as a shift towards outsourcing sales person functions to third party companies.

Travel increased $344,157 (approximately 27%) to $1,633,090 during the twelve-month period ended December 31, 2013 from $1,288,933 during the same twelve-month period ended December 31, 2012 primarily as a result of the Company’s preparation for sales in the UK and Canada, as well as travel related to the July 2013 Golden Guernsey Wisconsin acquisition.

Salaries decreased $434,465 (approximately 8%) to $4,950,481 during the twelve-month period ended December 31, 2013 from $5,384,946 during the same twelve-month period in 2012 primarily as a result of a shift towards outsourcing sales person functions to third party companies from internal employment.

The following table summarizes our general and administrative expenses.

	Fiscal Year Ended December 31,
	2013	2012
Employee expenses	$3,031,645	$2,990,393
Rent	347,164	379,348
Equipment lease	4,673	17,890
Auto expense	70,259	31,578
Office supplies	351,806	199,958
Professional fees	2,562,659	1,786,960
Permits and licenses	195,646	155,443
Telephone expense	78,757	69,344
Facilities	649,512	458,774
Tax	97,961	61,936
Miscellaneous	192,315	168,348
General and administrative expense	7,582,397	6,319,972

General and administrative expenses increased $1,262,425 (approximately 20%) to $7,582,397 during the twelve-month period ended December 31, 2013 from $6,319,972 during the same twelve-month period in 2012.  The increase is primarily a result of an increases in professional fees and facilities expenses.

Professional fees, including  accounting  and legal expenses and various other professional fees and expenses incurred in our business, increased $775,699 (approximately 43%) to $2,562,659 during the twelve-month period ended December 31, 2013 from $1,786,960 during the same twelve-month period ended December 31, 2012 primarily as a result of additional legal fees incurred in connection with the purchase the Wisconsin facility in July 2013 and additional legal and accounting fees in connection with the Company’s preparation for the transition from being a smaller reporting company to an accelerated filer.

Facilities expenses increased $190,738 (approximately 42%) to $649,512 during the twelve-months ended December 31, 2013 from $458,774 during the same twelve-month period in 2012 primarily as a result of additional costs of maintenance of facilities at the Wisconsin facility purchased in July 2013.

Response Letter Dated October 3, 2014

3.   We have reviewed your response to comment 11 in our letter dated September 5, 2014.  However, it does not appear that you addressed our comment with respect to providing disclosure to comply with FASB ASC 280-10-50-21.  In a supplemental response, please provide a sample of your intended disclosure that addresses the factors you used to conclude that you have one reportable segment or clarify why you do not believe such disclosure is necessary.

RESPONSE:
In response to the Staff’s comment, the Company has provided below the proposed disclosure addressing factors used to conclude the Company has only one reportable segment.

“Segments

Currently, the Company has one segment selling fermented dairy products. All such dairy products are produced using the same process and materials, sold to consumers retail food sellers through direct delivery and distributors in the United States of America.  The reportable segment has been determined based on how the Company’s chief operating decision maker manages the business and in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Financial Officer and the board of directors that makes strategic decisions. The Company’s sales in foreign markets are considered not to be material and accordingly the Company has not presented financial information by geography.”

4.   Additionally, we note from your response to comment 11 in our letter dated September 5, 2014 regarding product disclosure required by FASB ASC 280-10-50-40 that you have considered the factors of this guidance.  However, it remains unclear to use why you do not believe this disclosure should be provided.  In this regard, we note disclosure on page 4 of your amended Form 10-K that identifies the different types of products you produce, including Kefir, cheese, a fruit sugar-flavored product, a dairy beverage, and a vegetable-based seasoning.  We also note from your Products page on your website, www.lifeway.net, that you have 13 product categories, with some of those having subcategories.  To assist us in better understanding how you reached the conclusion that product disclosure is not necessary, please explain your basis in further detail.  If providing the required disclosure is impracticable, explain to use the basis for your determination and disclose your assertion, as required.

RESPONSE:

The Company sells one type of product, fermented dairy products which are sold in two different forms, kefir and cheese. The Company no longer sells vegetable-based seasoning. The sugar flavored product and dairy beverage are both kefir. Cheese made up less than 7% of sales in each of the fiscal year ended December 31, 2013 and the nine months ended September 30, 2014. Accordingly, cheese sales were an immaterial portion of the Company’s sales. Going forward, the Company will revise its description of products on its website and in its Form 10-K description of business to clarify its classification of products to show that all products are either kefir or cheese and further clarify that subcategories of kefir products are different presentations of the same product. The Company’s sales in foreign markets are also less than 1% of sales and considered not to be material. As a result of the immaterial nature of the cheese product and foreign sales the Company has not presented financial information by product or geography.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Edward Smolyansky

Edward Smolyansky
Chief Financial and Accounting Officer, Chief Operating
Officer, Secretary and Treasurer